05039358

3B 3/18 *

RECD S.E.C.

MAR 1 2005

526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Services USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Harbor Boulevard

(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **516-745-8858**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA 3/18

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2004, is true and correct.

(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Executive Vice President
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer, and
Executive Vice President
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
25th day of February 2005

Frances Soares
Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

UBS Services USA LLC

Statement of Financial Condition
December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
UBS Services USA LLC

We have audited the accompanying statement of financial condition of UBS Services USA LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 9, 2005

UBS Services USA LLC
Statement of Financial Condition
December 31, 2004
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	54,936
Receivable from affiliated companies		39,004
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $52,037)		28,940
Prepaid expenses		5,927
Other assets		1,104
	$	129,911
Liabilities and member's equity		
Accounts payable and accrued expenses	$	22,753
Payable to affiliated companies		668
		23,421
Subordinated liabilities		45,000
Member's equity		61,490
	$	129,911

See Notes to Statement of Financial Condition.

UBS Services USA LLC
Notes to Statement of Financial Condition
December 31, 2004
(in thousands of dollars)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
UBS Services USA LLC ("UBSS" or the "Company") is a limited liability company ("LLC") and a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSS has material transactions with its affiliates.

UBSS provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSS does not engage in securities transactions, provide clearance facilities or maintain customer accounts.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2004, cash and cash equivalents included investment grade commercial paper of one financial institution in the amount of $54,936.

Income Taxes
Income taxes of UBSS, a single member LLC, are the responsibility of and are booked by the sole member of UBSS, UBS Americas.

Financial Instruments
UBSS's other financial instruments are carried at amounts approximating fair value. Liabilities, including certain payables and subordinated liabilities, are carried at fair value or contractual amounts approximating fair value.

Prepaid Expense
The Company pays certain costs in advance of service as required by various contracts or agreements. Prepaid assets are amortized over the life of the service.

(in thousands of dollars)

1. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, ("SFAS 123-R") which is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Further, SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period. For the Company, this will result in a change in the expense attribution period for awards.

SFAS 123-R is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company will adopt SFAS 123-R effective January 1, 2005 using the modified prospective method. Under the modified prospective method, SFAS 123-R applies to new awards that are granted, modified or settled after SFAS 123-R is adopted. Compensation cost for prior awards shall be based on the grant date fair value and expense attribution method used for recognition or disclosure purposes under SFAS 123. Prior periods will not be restated.

The Company recognizes the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, aligning with the revenue produced. The Company recognizes compensation expense for option awards at the date of grant. Upon adoption of SFAS 123-R, the Company may recognize an adjustment to reflect the fair value of the option awards. Share awards issued prior to the date of adoption of SFAS 123-R have been fully attributed to prior periods. Further, share awards issued in 2005 as part of the 2004 performance year, have been fully recognized in 2004. Subsequent to initial transition to SFAS 123-R, only option awards and certain share awards granted, modified or settled after the adoption date are generally expected to be recognized in the 2005 financial statements. These awards will be recognized over the requisite service period as newly defined in SFAS 123-R, which is expected to result in a gradual increase of compensation expense over the next several years as these awards move through their vesting periods. Therefore, compensation expense, recognized under SFAS 123-R, is expected to decrease in 2005 due to the change in the expense attribution period.

2. Related Party Transactions

Receivable from affiliated companies represents amounts due from UBS Americas. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

2. Related Party Transactions (continued)

UBS Financial Services Inc. ("UBSFSI"), a wholly owned subsidiary of UBS Americas and an affiliate of UBSS, has an agreement with UBSS, whereby UBSS provides certain administrative and support services to UBSFSI in exchange for a fee.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

Certain expenses, including employee compensation, of UBSS are paid by UBS Americas and charged to UBSS through the intercompany accounts.

3. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSS up to a maximum of $50,000, from time to time, until March 26, 2013. In addition, each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at LIBOR, and payable quarterly. At December 31, 2004, there was $45,000 outstanding, which is due March 26, 2014.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and included by UBSS for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and Rule 326 of the NYSE. To the extent that such borrowings are required for UBSS's continued compliance with minimum net capital requirements, they may not be repaid.

4. Risk Management

Operating risk focuses on UBSS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, UBSS has established and maintains an internal control environment which incorporates various control mechanisms. The internal control environment includes various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on behalf of the Company.

(in thousands of dollars)

5. Commitments and Contingencies

Leases

UBSS leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2023. At December 31, 2004, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year were as follows:

2005	$	31,214
2006		31,086
2007		31,086
2008		31,086
2009		31,086
Thereafter		133,659
	$	289,217

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

6. Regulatory Requirements

UBSS is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. UBSS has elected to compute its net capital under the alternative method of this Rule. The minimum net capital requirement for UBSS is $250. At December 31, 2004, UBSS's net capital was $31,368 and its net capital in excess of the minimum required was $31,118.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

7. Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBSFSI, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.